Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 000-51431

Chardan North China Acquisition Corp.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard Propper, MD		The Equity Group Inc.
Chairman		Adam Prior
Chardan North China Acquisition Corp.		(212) 836-9606
(619) 795-4627		aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP. SETS MEETING AND RECORD DATES FOR SPECIAL MEETING OF STOCKHOLDERS; CALLS FOR EXTENSION OF DATE TO COMPLETE BUSINESS COMBINATION

Company Still Working Toward Completing Acquisition by August 2007

San Diego, CA and Beijing, China - July 10, 2007 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North" or “the Company”), a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC, announced today that its Board of Directors has set August 7, 2007 as the date for its Special Meeting of Stockholders to consider and approve amendments to its certificate of incorporation to:

i)	eliminate the provision that purports to prohibit amending its “business combination” provisions;
ii)	extend the date before which Chardan North must complete a business combination (“Extension Amendment”), to avoid being required to liquidate, beyond August 10, 2007 to November 10, 2007; and
iii)	allow holders of up to 20% of the shares issued in Chardan North’s IPO who vote against the Extension Amendment and elect conversion to convert their shares into cash held in the IPO trust account.

The Company is seeking stockholder approval for the extension to provide it with additional time that may be needed for its S-4 prospectus/proxy material to become effective and to conduct the stockholder vote on its previously announced business combination with Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as "HollySys"). The Company may still complete that process and close the transaction at or prior to the original date of August 10, 2007, but it is calling this shareholder meeting in the event that the combination cannot be completed in time. In that case, if there were no extension the opportunity to acquire HollySys would be lost.

Important information concerning the meeting will be contained in proxy material which will be sent to stockholders in the near future. Stockholders are urged to read those materials carefully. Stockholders of record as of July 9, 2007, the record date for the meeting, will be entitled to attend the special meeting and vote on these proposals.

As previously noted, on February 2, 2006, Chardan North announced a definitive stock purchase agreement pursuant to which it will acquire a controlling interest in HollySys. HollySys has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing over 3000 projects utilizing a wide array of automation products.

Gifted Time Holdings is the majority stockholder of Chinese operating companies that do business under the HollySys trademark and together form the leading Chinese domestic automation control systems company.

Chardan North China Acquisition Corp.	Page 2
July 10, 2007

Additional information regarding Chardan North, Gifted Time Holdings, and HollySys is available in the Form S-4/A that Chardan North filed with the Securities and Exchange Commission today. A copy of the filing in its entirety is available at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4 , as amended (Reg. No. 333-132826). The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

In connection with the pending transaction, HLS Systems International Ltd. ("HLS Systems") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when it is available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants will be available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus.

###